Absolute Software Adds BlackBerry’s CylancePROTECT to Application Persistence Ecosystem
Enables joint customers to monitor and autonomously self-heal BlackBerry’s leading Endpoint Protection Platform (EPP), ensuring it stays healthy and working effectively
VANCOUVER, British Columbia, SAN JOSE, Calif. and WATERLOO, Ontario. — June 2, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, today announced a partnership with BlackBerry to enable joint customers to augment CylancePROTECT® with Absolute’s Application Persistence™ capabilities. With this addition to the company’s Application Persistence ecosystem, joint Absolute Resilience® customers can extend Absolute’s firmware-embedded, self-healing device connection to BlackBerry’s leading Endpoint Protection Platform (EPP) - ensuring it remains healthy, installed, and working effectively to protect their devices and data.

Anchored by its patented Persistence® technology residing in more than 500 million endpoints, Absolute provides an undeletable digital tether to every device to help ensure the highest levels of resiliency. Absolute’s Application Persistence service leverages this unbreakable, two-way connection to monitor mission-critical security applications’ health and behavior; identify if missing or corrupted; and automatically repair or reinstall components when necessary - without requiring human intervention.

Leveraging Cylance® AI and machine learning capabilities, BlackBerry’s CylancePROTECT provides automated malware prevention, application and script control, memory protection, and device policy enforcement. Rated as the “Best New Endpoint” protection solution by SE Labs in November of 2021, it detects and blocks cyberattacks with unparalleled effectiveness, and provides controls for safeguarding against sophisticated threats.

“Organizations across the globe rely on our EPP every day to protect their most valuable assets from sophisticated actors who are continuously innovating, and evolving their attack methods and vectors,” said Alex Willis, Vice President of Technical Solutions, BlackBerry. “The ability to extend Absolute’s undeletable line of defense and self-healing to CylancePROTECT gives us the confidence that we are delivering on our promise of keeping our customers safe from zero-day exploits, ransomware, and other malicious activity in today’s perimeter-less workplaces.”

“Our data shows that the complexity of today’s distributed endpoint environments has left security applications under constant threat of colliding with other applications, or being disabled by malicious or negligent users,” said Edward Choi, SVP of Global Alliances at Absolute Software. “By joining our Application Persistence ecosystem, BlackBerry is enabling our joint customers to harden and self-heal their mission-critical application at the firmware level - ensuring it remains healthy and working effectively to protect their sensitive data, devices, and systems.”

Absolute’s expansive Application Persistence catalog is comprised of more than 50 mission-critical security and business applications needed to enable a reliable, resilient work from anywhere experience. To learn more and see other supported software vendors, visit here.

Absolute will host its second CyberVoices event on June 2, 2022, at 11AM PT - a unique cybersecurity experience featuring thought-provoking discussions among security leaders from both the ISV and end user community. For more details and to register, visit here. To learn more about becoming an Application Persistence ecosystem partner, visit here.

To learn more about BlackBerry CylancePROTECT, visit here.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.

©2022 Absolute ©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

About BlackBerry
BlackBerry (NYSE: BB; TSX: BB) provides intelligent security software and services to enterprises and governments around the world. The company secures more than 500M endpoints including 195M vehicles. Based in Waterloo, Ontario, the company leverages AI and machine learning to deliver innovative solutions in the areas of cybersecurity, safety and data privacy solutions, and is a leader in the areas of endpoint security, endpoint management, encryption, and embedded systems. BlackBerry’s vision is clear - to secure a connected future you can trust.

BlackBerry. Intelligent Security. Everywhere. For more information, visit BlackBerry.com and follow @BlackBerry.

Trademarks, including but not limited to BLACKBERRY, EMBLEM Design and CYLANCE are the trademarks or registered trademarks of BlackBerry Limited, its subsidiaries and/or affiliates, used under license, and the exclusive rights to such trademarks are expressly reserved. All other trademarks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.
For more information:

Media Relations
Becki Levine
press@absolute.com
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Joo-Hun Kim
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BlackBerry Media Relations
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